EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before provision for income tax	$152	$126	$162	$234	$291
Fixed charges	160	175	223	297	353
Income from continuing operations before provision for income tax and fixed charges	$312	$301	$385	$531	$644

Fixed charges:
Interest expense	$160	$175	$223	$297	$353

Ratio of earnings to fixed charges	2.0	1.7	1.7	1.8	1.8

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